

December 1, 2011

Via E-mail
Suzette R. O'Connor
General Counsel
Technest Holdings, Inc.
10411 Motor City Drive, Suite 650
Bethesda, MD 20817

> **Re:** **Technest Holdings, Inc.**
> **Registration Statement on Form S-1**
> **Filed November 8, 2011**
> **File No. 333-177821**

Dear Ms. O'Connor:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Summary, page 1

1. Please revise your summary to highlight your history of net losses, accumulated deficit and the going concern language in your auditor's report.

2. Please include a discussion of the likelihood that the company will ever receive, or will ever need, the full amount of proceeds available under the equity purchase agreement. Disclose the number of shares you could issue to receive the maximum investment amount under the equity line based upon the current price of your common stock. If you are unlikely to receive the full $5 million, explain how you chose the particular dollar amount.

The Offering, page 5

3.   Please reconcile the last sentence of the penultimate paragraph on page 5 with the last two lines of section 2.2(c) of exhibit 10.29.

Technest's controlling stockholder, page 15

4.   We note your disclosure that Mr. Hicks, an affiliate of Southridge Partners, along with Mr. Wadekar, your Chief Executive Officer, possess "significant influence over your affairs." We also note your disclosure on page 59 regarding the positions your director Mr. Sargent holds at Southridge. Please provide us with your analysis as to whether Southridge Partners is an affiliate of the company. For purposes of your analysis, please disregard the ownership limitation in section 7.2(h) of exhibit 10.29. Please include in your analysis the control that Southridge has over the company, including any control relationship that may result from its ability to sell a sufficient number of shares into the market to effect control of the company.

The Company may not have access to the full amount, page 18

5.   Please expand your risk factor disclosure to address the risks associated with the equity purchase agreement, including the likelihood that you will have access to the full amount available under the equity line. In addition to addressing your registration requirements, specifically address the limitations in the purchase agreement on your ability to sell shares to Southridge Partners.

Plan of Distribution, page 58

6.   Please reconcile the disclosure throughout this section that any of the selling security holder's pledges, donees, assignees and other successors-in interest may sell the securities with section 10.3 of the Purchase Agreement that Southridge Partners is not permitted to assign its rights and obligations.

7.   Please reconcile the first paragraph on page 58 that the selling security holder may engage in short selling with section 5.2 of exhibit 10.29.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Louis Rambo at (202) 551-3289 or Tim Buchmiller at (202) 551-3635 with any questions.

Sincerely,

/s/ Tim Buchmiller for

Russell Mancuso
Branch Chief

cc: Marc Recht, Esq
        Cooley LLP